UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

HCA Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

404119109

(CUSIP Number)

October 1, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 404119109

1.	Name of Reporting Person KKR Millennium Fund L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 91,845,692*

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 91,845,692*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 91,845,692*

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 97.3%*

12.	Type of Reporting Person (See Instructions) PN

*                                         Represents the aggregate number of shares of common stock of HCA Inc. held by Hercules Holding II, LLC, the parent of HCA Inc.  See Item 4 of the Statement on Schedule 13G/A.

CUSIP No. 404119109

1.	Name of Reporting Person KKR Associates Millennium L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 91,845,692*

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 91,845,692*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 91,845,692*

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 97.3%*

12.	Type of Reporting Person (See Instructions) PN

*                                         Represents the aggregate number of shares of common stock of HCA Inc. held by Hercules Holding II, LLC, the parent of HCA Inc.  See Item 4 of the Statement on Schedule 13G/A.

CUSIP No. 404119109

1.	Name of Reporting Person KKR Millennium GP LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 91,845,692*

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 91,845,692*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 91,845,692*

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 97.3%*

12.	Type of Reporting Person (See Instructions) OO

*                                         Represents the aggregate number of shares of common stock of HCA Inc. held by Hercules Holding II, LLC, the parent of HCA Inc.  See Item 4 of the Statement on Schedule 13G/A.

CUSIP No. 404119109

1.	Name of Reporting Person KKR 2006 Fund L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 91,845,692*

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 91,845,692*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 91,845,692*

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 97.3%*

12.	Type of Reporting Person (See Instructions) PN

*                                         Represents the aggregate number of shares of common stock of HCA Inc. held by Hercules Holding II, LLC, the parent of HCA Inc.  See Item 4 of the Statement on Schedule 13G/A.

CUSIP No. 404119109

1.	Name of Reporting Person KKR Associates 2006 L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 91,845,692*

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 91,845,692*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 91,845,692*

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 97.3%*

12.	Type of Reporting Person (See Instructions) PN

*                                         Represents the aggregate number of shares of common stock of HCA Inc. held by Hercules Holding II, LLC, the parent of HCA Inc.  See Item 4 of the Statement on Schedule 13G/A.

CUSIP No. 404119109

1.	Name of Reporting Person KKR 2006 GP LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 91,845,692*

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 91,845,692*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 91,845,692*

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 97.3%*

12.	Type of Reporting Person (See Instructions) OO

*                                         Represents the aggregate number of shares of common stock of HCA Inc. held by Hercules Holding II, LLC, the parent of HCA Inc.  See Item 4 of the Statement on Schedule 13G/A.

CUSIP No. 404119109

1.	Name of Reporting Person OPERF Co-Investment LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 91,845,692*

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 91,845,692*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 91,845,692*

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 97.3%*

12.	Type of Reporting Person (See Instructions) OO

*                                         Represents the aggregate number of shares of common stock of HCA Inc. held by Hercules Holding II, LLC, the parent of HCA Inc.  See Item 4 of the Statement on Schedule 13G/A.

CUSIP No. 404119109

1.	Name of Reporting Person KKR PEI Investments, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 91,845,692*

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 91,845,692*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 91,845,692*

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 97.3%*

12.	Type of Reporting Person (See Instructions) PN

*                                         Represents the aggregate number of shares of common stock of HCA Inc. held by Hercules Holding II, LLC, the parent of HCA Inc.  See Item 4 of the Statement on Schedule 13G/A.

CUSIP No. 404119109

1.	Name of Reporting Person KKR PEI Associates, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 91,845,692*

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 91,845,692*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 91,845,692*

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 97.3%*

12.	Type of Reporting Person (See Instructions) PN

*                                         Represents the aggregate number of shares of common stock of HCA Inc. held by Hercules Holding II, LLC, the parent of HCA Inc.  See Item 4 of the Statement on Schedule 13G/A.

CUSIP No. 404119109

1.	Name of Reporting Person KKR PEI GP Limited

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 91,845,692*

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 91,845,692*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 91,845,692*

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 97.3%*

12.	Type of Reporting Person (See Instructions) OO

*                                         Represents the aggregate number of shares of common stock of HCA Inc. held by Hercules Holding II, LLC, the parent of HCA Inc.  See Item 4 of the Statement on Schedule 13G/A.

CUSIP No. 404119109

1.	Name of Reporting Person KKR Partners III, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 91,845,692*

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 91,845,692*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 91,845,692*

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 97.3%*

12.	Type of Reporting Person (See Instructions) PN

*                                         Represents the aggregate number of shares of common stock of HCA Inc. held by Hercules Holding II, LLC, the parent of HCA Inc.  See Item 4 of the Statement on Schedule 13G/A.

CUSIP No. 404119109

1.	Name of Reporting Person KKR III GP LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 91,845,692*

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 91,845,692*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 91,845,692*

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 97.3%*

12.	Type of Reporting Person (See Instructions) OO

*                                         Represents the aggregate number of shares of common stock of HCA Inc. held by Hercules Holding II, LLC, the parent of HCA Inc.  See Item 4 of the Statement on Schedule 13G/A.

CUSIP No. 404119109

1.	Name of Reporting Person 8 North America Investor L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 91,845,692*

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 91,845,692*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 91,845,692*

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 97.3%*

12.	Type of Reporting Person (See Instructions) PN

*                                         Represents the aggregate number of shares of common stock of HCA Inc. held by Hercules Holding II, LLC, the parent of HCA Inc.  See Item 4 of the Statement on Schedule 13G/A.

CUSIP No. 404119109

1.	Name of Reporting Person KKR Associates 8 NA L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 91,845,692*

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 91,845,692*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 91,845,692*

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 97.3%*

12.	Type of Reporting Person (See Instructions) PN

*                                         Represents the aggregate number of shares of common stock of HCA Inc. held by Hercules Holding II, LLC, the parent of HCA Inc.  See Item 4 of the Statement on Schedule 13G/A.

CUSIP No. 404119109

1.	Name of Reporting Person KKR 8 NA Limited

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 91,845,692*

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 91,845,692*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 91,845,692*

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 97.3%*

12.	Type of Reporting Person (See Instructions) OO

*                                         Represents the aggregate number of shares of common stock of HCA Inc. held by Hercules Holding II, LLC, the parent of HCA Inc.  See Item 4 of the Statement on Schedule 13G/A.

CUSIP No. 404119109

1.	Name of Reporting Person KKR Fund Holdings L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 91,845,692*

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 91,845,692*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 91,845,692*

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 97.3%*

12.	Type of Reporting Person (See Instructions) PN

*                                         Represents the aggregate number of shares of common stock of HCA Inc. held by Hercules Holding II, LLC, the parent of HCA Inc.  See Item 4 of the Statement on Schedule 13G/A.

CUSIP No. 404119109

1.	Name of Reporting Person KKR Fund Holdings GP Limited

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 91,845,692*

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 91,845,692*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 91,845,692*

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 97.3%*

12.	Type of Reporting Person (See Instructions) OO

*                                         Represents the aggregate number of shares of common stock of HCA Inc. held by Hercules Holding II, LLC, the parent of HCA Inc.  See Item 4 of the Statement on Schedule 13G/A.

CUSIP No. 404119109

1.	Name of Reporting Person KKR Group Holdings L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 91,845,692*

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 91,845,692*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 91,845,692*

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 97.3%*

12.	Type of Reporting Person (See Instructions) PN

*                                         Represents the aggregate number of shares of common stock of HCA Inc. held by Hercules Holding II, LLC, the parent of HCA Inc.  See Item 4 of the Statement on Schedule 13G/A.

CUSIP No. 404119109

1.	Name of Reporting Person KKR Group Limited

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 91,845,692*

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 91,845,692*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 91,845,692*

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 97.3%*

12.	Type of Reporting Person (See Instructions) OO

*                                         Represents the aggregate number of shares of common stock of HCA Inc. held by Hercules Holding II, LLC, the parent of HCA Inc.  See Item 4 of the Statement on Schedule 13G/A.

CUSIP No. 404119109

1.	Name of Reporting Person KKR & Co. L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 91,845,692*

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 91,845,692*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 91,845,692*

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 97.3%*

12.	Type of Reporting Person (See Instructions) PN

*                                         Represents the aggregate number of shares of common stock of HCA Inc. held by Hercules Holding II, LLC, the parent of HCA Inc.  See Item 4 of the Statement on Schedule 13G/A.

CUSIP No. 404119109

1.	Name of Reporting Person KKR Management LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 91,845,692*

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 91,845,692*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 91,845,692*

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 97.3%*

12.	Type of Reporting Person (See Instructions) OO

*                                         Represents the aggregate number of shares of common stock of HCA Inc. held by Hercules Holding II, LLC, the parent of HCA Inc.  See Item 4 of the Statement on Schedule 13G/A.

CUSIP No. 404119109

1.	Name of Reporting Person Henry R. Kravis

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 91,845,692*

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 91,845,692*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 91,845,692*

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 97.3%*

12.	Type of Reporting Person (See Instructions) IN

*                                         Represents the aggregate number of shares of common stock of HCA Inc. held by Hercules Holding II, LLC, the parent of HCA Inc.  See Item 4 of the Statement on Schedule 13G/A.

CUSIP No. 404119109

1.	Name of Reporting Person George R. Roberts

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 91,845,692*

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 91,845,692*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 91,845,692*

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 97.3%*

12.	Type of Reporting Person (See Instructions) IN

*                                         Represents the aggregate number of shares of common stock of HCA Inc. held by Hercules Holding II, LLC, the parent of HCA Inc.  See Item 4 of the Statement on Schedule 13G/A.

CUSIP No. 404119109

STATEMENT ON SCHEDULE 13G

This is Amendment No. 3 to the Schedule 13G filed with the U.S. Securities and Exchange Commission on February 17, 2009.  This amendment is being filed to add KKR Fund Holdings L.P., KKR Fund Holdings GP Limited, KKR Group Holdings L.P., KKR Group Limited, KKR & Co. L.P., KKR Management LLC, Henry R. Kravis and George R. Roberts as additional reporting persons as a result of a structural reorganization of KKR & Co. L.P. and its affiliates (“KKR”) in connection with the combination of the businesses of KKR and KKR Private Equity Investors, L.P.

Pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended (the “Act”), and as provided in the Joint Filing Agreement filed as Exhibit 1 to this Statement on Schedule 13G (this “Schedule 13G”), each of the persons listed below under Item 2 (each a “Reporting Person,” and collectively the “Reporting Persons”), have agreed to file one statement with respect to their ownership of common stock, par value $0.01 per share (the “Shares”), of HCA Inc. (the “Issuer”).

Item 1.
(a)	Name of Issuer: HCA Inc.
(b)	Address of Issuer’s Principal Executive Offices: One Park Plaza Nashville, Tennessee 37203

Item 2.
(a)

Name of Persons Filing:

KKR Millennium Fund L.P.

KKR Associates Millennium L.P.

KKR Millennium GP LLC

KKR 2006 Fund L.P.

KKR Associates 2006 L.P.

KKR 2006 GP LLC

OPERF Co-Investment LLC

KKR PEI Investments, L.P.

KKR PEI Associates, L.P.

KKR PEI GP Limited

KKR Partners III, L.P.

KKR III GP LLC

8 North America Investor L.P.

KKR Associates 8 NA L.P.

CUSIP No. 404119109

KKR 8 NA Limited KKR Fund Holdings L.P. KKR Fund Holdings GP Limited KKR Group Holdings L.P. KKR Group Limited KKR & Co. L.P. KKR Management LLC Henry R. Kravis George R. Roberts
(b)

Address of Principal Business Office, or, if none, Residence:

The principal business office for all persons filing (other than George R. Roberts) is:

c/o Kohlberg Kravis Roberts & Co. L.P.

9 West 57th Street, Suite 4200

New York, NY 10019

The principal business office for George R. Roberts is:

c/o Kohlberg Kravis Roberts & Co. L.P.

2800 Sand Hill Road, Suite 200

Menlo Park, CA 94025

(c)	Citizenship: See Item 4 of each cover page.
(d)	Title of Class of Securities: Common stock, $0.01 par value per share.
(e)	CUSIP Number: 404119109

Item 3.
Not applicable.

CUSIP No. 404119109

Item 4.	Ownership.
(a)

Amount beneficially owned:

Hercules Holding II, LLC holds 91,845,692 Shares, or 97.3%, of the common stock of the Issuer based on 94,410,100 outstanding Shares as of July 31, 2009.  The units of Hercules Holding II, LLC are held by a private investor group, including affiliates of each of Bain Capital Investors, LLC, Kohlberg Kravis Roberts & Co. L.P. and Merrill Lynch Global Private Equity and affiliates of Dr. Thomas F. Frist, Jr, the founder of the Issuer, all of whom are parties to the limited liability company agreement of Hercules Holding II, LLC.  On January 1, 2009, Merrill Lynch & Co., Inc., the parent of Merrill Lynch Global Private Equity, was acquired by Bank of America Corporation.  Prior to the acquisition of Merrill Lynch & Co., Inc. by Bank of America Corporation, affiliates of Bank of America Corporation also held certain units of Hercules Holding II, LLC and were parties to the limited liability company agreement of Hercules Holding II, LLC.

Each member of the investment group and its affiliates may be deemed to be a member of a group exercising voting and investment control over the Shares held by Hercules Holding II, LLC.  However, each such person disclaims membership in any such group and disclaims beneficial ownership of such Shares.  Affiliates of each of Bain Capital Investors, LLC, Kohlberg Kravis Roberts & Co. L.P. and Merrill Lynch Global Private Equity have the right under Hercules Holding II, LLC’s limited liability company agreement to nominate up to three directors of the Issuer, and affiliates of Dr. Thomas F. Frist, Jr. collectively have the right to nominate up to two directors of the Issuer.

KKR Millennium Fund L.P. (the “Millennium Fund”) directly owns 9,313,725, or 10.1%, of the units of Hercules Holding II, LLC.  As the sole general partner of the Millennium Fund, KKR Associates Millennium L.P. may be deemed to share voting and dispositive power with respect to any Shares beneficially owned by the Millennium Fund.  As the sole general partner of KKR Associates Millennium L.P., KKR Millennium GP LLC also may be deemed to share voting and dispositive power with respect to any Shares beneficially owned by the Millennium Fund.  The Millennium Fund, KKR Associates Millennium L.P. and KKR Millennium GP LLC disclaim beneficial ownership of such Shares.

KKR 2006 Fund L.P. (the “2006 Fund”) directly owns 8,642,157, or 9.4%, of the units of Hercules Holding II, LLC.  OPERF Co-Investment LLC (“OPERF Co-Investment”) directly owns 196,078, or 0.2%, of the units of Hercules Holding II, LLC.  As the sole general partner of the 2006 Fund and as the manager of OPERF Co-Investment, KKR Associates 2006 L.P. may be deemed to share voting and dispositive power with respect to any Shares beneficially owned by the 2006 Fund and by OPERF Co-Investment.  As the sole general partner of KKR Associates 2006 L.P., KKR 2006 GP LLC may also be deemed to share voting and dispositive power with respect to any Shares beneficially owned by the 2006 Fund and by OPERF Co-Investment.  The 2006 Fund, OPERF Co-Investment, KKR Associates 2006 L.P. and KKR 2006 GP LLC disclaim beneficial ownership of such Shares.

KKR PEI Investments, L.P. (“PEI Investments”) directly owns 3,949,873.017, or 4.3%, of the units of Hercules Holding II, LLC.  As the sole general partner of PEI Investments, KKR PEI Associates, L.P. may be deemed to share voting and dispositive power with

CUSIP No. 404119109

respect to any Shares beneficially owned by PEI Investments.  As the sole general partner of KKR PEI Associates, L.P., KKR PEI GP Limited may also be deemed to share voting and dispositive power with respect to any Shares beneficially owned by PEI Investments.  PEI Investments, KKR PEI Associates, L.P. and KKR PEI GP Limited disclaim beneficial ownership of such Shares.

8 North America Investor L.P. directly owns 952,087.983, or 1.0%, of the units of Hercules Holding II, LLC.  As the sole general partner of 8 North America Investor L.P., KKR Associates 8 NA L.P. may be deemed to share voting and dispositive power with respect to the Shares beneficially owned by 8 North America Investor L.P.  As the sole general partner of KKR Associates 8 NA L.P., KKR 8 NA Limited may be deemed to share voting and dispositive power with respect to the Shares beneficially owned by 8 North America Investor L.P.  8 North America Investor L.P., KKR Associates 8 NA L.P. and KKR 8 NA Limited disclaim beneficial ownership of such Shares.

Each of KKR Fund Holdings L.P. (as the designated member of KKR Millennium GP LLC and KKR 2006 GP LLC and the sole shareholder of KKR PEI GP Limited and KKR 8 NA Limited); KKR Fund Holdings GP Limited (as a general partner of KKR Fund Holdings L.P.); KKR Group Holdings L.P. (as a general partner of KKR Fund Holdings L.P. and the sole shareholder of KKR Fund Holdings GP Limited); KKR Group Limited (as the sole general partner of KKR Group Holdings L.P.); KKR & Co. L.P. (as the sole shareholder of KKR Group Limited) and KKR Management LLC (as the sole general partner of KKR & Co. L.P.) may be deemed to share voting and dispositive power with respect to the Shares beneficially owned by the Millennium Fund, the 2006 Fund, OPERF Co-Investment, PEI Investments and 8 North America Investor L.P.  KKR Fund Holdings L.P., KKR Fund Holdings GP Limited, KKR Group Holdings L.P., KKR Group Limited, KKR & Co. L.P. and KKR Management LLC disclaim beneficial ownership of such Shares except to the extent of their pecuniary interest therein.

KKR Partners III, L.P. (“Partners III”) directly owns 319,411, or 0.3%, of the units of Hercules Holding II, LLC.  As the sole general partner of Partners III, KKR III GP LLC may be deemed to share voting and dispositive power with respect to any Shares beneficially owned by Partners III.  Partners III and KKR III GP LLC disclaim beneficial ownership of such Shares.

As the designated members of KKR Management LLC and the managers of KKR III GP LLC, Henry R. Kravis and George R. Roberts may be deemed to share voting and dispositive power with respect to the Shares beneficially owned by the Millennium Fund, the 2006 Fund, OPERF Co-Investment, 8 North America Investor L.P., PEI Investments and Partners III but disclaim beneficial ownership of such Shares.  Messrs. Kravis and Roberts have also been designated as managers of KKR Millennium GP LLC and KKR 2006 GP LLC by KKR Fund Holdings L.P.

(b)	Percent of class: See Item 11 of each cover page.

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(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See Item 5 of each cover page.
(ii) Shared power to vote or to direct the vote See Item 6 of each cover page.
(iii) Sole power to dispose or to direct the disposition of See Item 7 of each cover page.
(iv) Shared power to dispose or to direct the disposition of See Item 8 of each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

See Item 4 above.  To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, the partners, members, affiliates or shareholders of the Reporting Persons and any other persons named in Item 4 or Item 8 has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.

As stated in Item 4 above, Hercules Holding II, LLC holds 91,845,692 shares, or 97.3%, of the Shares of the Issuer.  Hercules Holding II, LLC is held by a private investor group, including affiliates of each of Bain Capital Investors, LLC, Kohlberg Kravis Roberts & Co. L.P. and Merrill Lynch Global Private Equity and by affiliates of Dr. Thomas F. Frist, Jr., the founder of the Issuer.  On January 1, 2009, Merrill Lynch & Co., Inc., the parent of Merrill Lynch Global Private Equity, was acquired by Bank of America Corporation.  Prior to the acquisition of Merrill Lynch & Co., Inc. by Bank of America Corporation, affiliates of Bank of America Corporation also held certain units of Hercules Holding II, LLC and were parties to the limited liability company agreement of Hercules Holding II, LLC.  Each such person may be deemed to be a member of a group exercising voting and investment control over the Shares held by Hercules Holding II,

CUSIP No. 404119109

LLC.  However, each such person disclaims membership in any such group and disclaims beneficial ownership of the Shares reported on this Schedule 13G.  The table below sets forth the persons that may be deemed to be a member of such group, based solely on information received from such persons:

Affiliates of Bain Capital Investors, LLC	Affiliates of Merrill Lynch Global Private Equity	Affiliates of Dr. Thomas F. Frist, Jr.

BCIP TCV, LLC	Bank of America Corporation	Dr. Thomas F. Frist, Jr.
Bain Capital Integral Investors 2006, LLC	Merrill Lynch & Co., Inc.	Thomas F. Frist, III
Bain Capital Hercules Investors, LLC	Merrill Lynch Group, Inc.	Patricia C. Frist
	Merrill Lynch GP Inc.	Patricia F. Elcan
	ML Global Private Equity Partners, L.P.	Frisco, Inc.
	MLGPE Ltd	Frisco Partners
	ML Global Private Equity Fund, L.P.	William R. Frist
ML HCA Co-Invest, Ltd.
ML HCA Co-Invest, LP
Merrill Lynch Ventures, LLC
Merrill Lynch Ventures L.P. 2001

Each such person has separately complied with its Schedule 13G reporting obligations with respect to the Issuer.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.
Not applicable.

CUSIP No. 404119109

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated October 13, 2009

KKR MILLENNIUM FUND L.P.

By:	KKR Associates Millennium L.P., its general partner

By:	KKR Millennium GP LLC, its general partner

By:	/s/ William J. Janetschek
Name: William J. Janetschek Title: Attorney-in-fact for Henry R. Kravis, Manager

By:	/s/ William J. Janetschek
Name: William J. Janetschek Title: Attorney-in-fact for George R. Roberts, Manager

KKR ASSOCIATES MILLENNIUM L.P.

By:	KKR Millennium GP LLC, its general partner

By:	/s/ William J. Janetschek
Name: William J. Janetschek Title: Attorney-in-fact for Henry R. Kravis, Manager

By:	/s/ William J. Janetschek
Name: William J. Janetschek Title: Attorney-in-fact for George R. Roberts, Manager

CUSIP No. 404119109

KKR MILLENNIUM GP LLC

By:	/s/ William J. Janetschek
Name: William J. Janetschek Title: Title: Attorney-in-fact for Henry R. Kravis, Manager

By:	/s/ William J. Janetschek
Name: William J. Janetschek Title: Attorney-in-fact for George R. Roberts, Manager

KKR 2006 FUND L.P.

By:	KKR Associates 2006 L.P., its general partner

By:	KKR 2006 GP LLC, its general partner

By:	/s/ William J. Janetschek
Name: William J. Janetschek Title: Attorney-in-fact for Henry R. Kravis, Manager

By:	/s/ William J. Janetschek
Name: William J. Janetschek Title: Attorney-in-fact for George R. Roberts, Manager

KKR ASSOCIATES 2006 L.P.

By:	KKR 2006 GP LLC, its general partner

By:	/s/ William J. Janetschek
Name: William J. Janetschek Title: Attorney-in-fact for Henry R. Kravis, Manager

By:	/s/ William J. Janetschek
Name: William J. Janetschek Title: Attorney-in-fact for George R. Roberts, Manager

CUSIP No. 404119109

KKR 2006 GP LLC

By:	/s/ William J. Janetschek
Name: William J. Janetschek Title: Attorney-in-fact for Henry R. Kravis, Manager

By:	/s/ William J. Janetschek
Name: William J. Janetschek Title: Attorney-in-fact for George R. Roberts, Manager

OPERF CO-INVESTMENT LLC

By:	KKR Associates 2006 L.P., its manager

By:	KKR 2006 GP LLC, its general partner

By:	/s/ William J. Janetschek
Name: William J. Janetschek Title: Attorney-in-fact for Henry R. Kravis, Manager

By:	/s/ William J. Janetschek
Name: William J. Janetschek Title: Attorney-in-fact for George R. Roberts, Manager

KKR PEI INVESTMENTS, L.P.

By:	KKR PEI Associates L.P., its general partner

By:	KKR PEI GP Limited, its general partner

By:	/s/ William J. Janetschek
Name: William J. Janetschek Title: Director

KKR PEI ASSOCIATES L.P.

By:	KKR PEI GP Limited, its general partner

By:	/s/ William J. Janetschek
Name: William J. Janetschek Title: Director

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KKR PEI GP LIMITED

By:	/s/ William J. Janetschek
Name: William J. Janetschek Title: Director

KKR PARTNERS III, L.P.

By:	KKR III GP LLC, its general partner

By:	/s/ William J. Janetschek
Name: William J. Janetschek Title: Member

KKR III GP LLC

By:	/s/ William J. Janetschek
Name: William J. Janetschek Title: Member

8 NORTH AMERICA INVESTOR L.P.

By:	KKR Associates 8 NA L.P., its general partner

By:	KKR 8 NA Limited, its general partner

By:	/s/ William J. Janetschek
Name: William J. Janetschek Title: Director

KKR ASSOCIATES 8 NA L.P.

By:	KKR 8 NA Limited, its general partner

By:	/s/ William J. Janetschek
Name: William J. Janetschek Title: Director

CUSIP No. 404119109

KKR 8 NA LIMITED

By:	/s/ William J. Janetschek
Name: William J. Janetschek Title: Director

KKR FUND HOLDINGS L.P.

By:	KKR Fund Holdings GP Limited, its general partner

By:	/s/ William J. Janetschek
Name: William J. Janetschek Title: Director

KKR FUND HOLDINGS GP LIMITED

By:	/s/ William J. Janetschek
Name: William J. Janetschek Title: Director

KKR GROUP HOLDINGS L.P.

By:	KKR Group Limited, its general partner

By:	/s/ William J. Janetschek
Name: William J. Janetschek Title: Director

KKR GROUP LIMITED

By:	/s/ William J. Janetschek
Name: William J. Janetschek Title: Director

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KKR & CO. L.P.

By:	KKR Management LLC, its general partner

By:	/s/ William J. Janetschek
Name: William J. Janetschek Title: Attorney-in-fact for Henry R. Kravis, Designated Member

By:	/s/ William J. Janetschek
Name: William J. Janetschek Title: Attorney-in-fact for George R. Roberts, Designated Member

KKR MANAGEMENT LLC

By:	/s/ William J. Janetschek
Name: William J. Janetschek Title: Attorney-in-fact for Henry R. Kravis, Designated Member

By:	/s/ William J. Janetschek
Name: William J. Janetschek Title: Attorney-in-fact for George R. Roberts, Designated Member

HENRY R. KRAVIS

By:	/s/ William J. Janetschek
Name: William J. Janetschek Title: Attorney-in-fact

GEORGE R. ROBERTS

By:	/s/ William J. Janetschek
Name: William J. Janetschek Title: Attorney-in-fact

CUSIP No. 404119109

EXHIBITS

Exhibit Number	Title

1	Joint Filing Agreement, dated October 13, 2009

2	Powers of attorney dated July 31, 2005, granted by Henry R. Kravis and George R. Roberts